March 19, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dibz International, Inc.
Registration Statement on Form 10-SB
Filed with the Securities and Exchange Commission on January 22, 2008
(File No. 000-52793)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Dibz International, Inc. (the “Company”) hereby applies for the withdrawal of its registration statement on Form 10-SB, File No. 000-52793, which was filed on January 22, 2008 (the “Registration Statement”).

Such withdrawal is requested, as the Company is will not be able to amend the Registration Statement in order to allow the staff sufficient time to review prior to effectiveness.  As a result, the Company determined that it should withdraw the 10-SB.

Accordingly, the Company respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company’s legal counsel, Stephen M. Fleming at (516) 833-5034.

Very truly yours,

DIBZ INTERNATIONAL, INC.

By:	/s/ Mark Wood
Mark Wood
President and Chief Executive Officer